FORM 10-K                                    Page 197

Exhibit 4.8(a)

            FIRST AMENDMENT TO THE 401(K) PROGRAM

                             OF

                   CONE MILLS CORPORATION
         (As Amended and Restated December 1, 1994)



     FIRST AMENDMENT, dated May 9, 1995, to The 401(k)
Program of Cone Mills Corporation, As Amended and Restated
December 1, 1994 (the "Plan").

                          RECITALS

     A. The Plan presently provides that a distribution pursuant to a Qualified Domestic Relations Order entered with respect to a Member's Account may not be made prior to the Member's "earliest retirement age," as defined in
Section 414(p) of the Internal Revenue Code of 1986, as amended (the "Code"). Under Section 414(p) of the Code, an earlier distribution date is permitted if provided for in the Plan and authorized by the Qualified Domestic Relations Order. To facilitate plan administration, the Advisory Committee has recommended that the Plan be amended so that a distribution pursuant to a Qualified Domestic Relations Order may be made prior to a Member's "earliest retirement date."

     B. Subject to certain limitations, the Plan authorizes hardship withdrawals for tuition and related education fees (but not room and board expenses) for the next twelve months of post-secondary education for a Member, his Spouse or dependents. Under amended regulations recently issued by the Internal Revenue Service and now in effect, the Plan may authorize hardship withdrawals for educational room and board expenses, and the Advisory Committee has recommended that such withdrawals be authorized.

     NOW, THEREFORE, the Plan be and hereby is amended, effective May 9, 1995, as follows:

     (1)  By deleting the last paragraph of Plan Section
6.08 in its entirety and inserting in lieu thereof the following:





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FORM 10-K                                    Page 198

Exhibit 4.8(a)   (continued)

          "Plan benefits will be paid pursuant to a Qualified Domestic Relations Order to such
     Alternative Payee(s) at such times and in such amounts as are stated therein, even if the affected Member has not separated from service and has not reached the "earliest retirement age", as defined in Code Section 414(p); provided, however, that a Qualified Domestic Relations Order may not require the Plan to provide any type or form of benefit or any option not otherwise provided and may not require the Plan to provide increased benefits. The Advisory Committee shall establish reasonable procedures to determine the qualified status of domestic relations orders and to administer distributions under orders that are determined to be Qualified Domestic Relations
     Orders."

     (2) By deleting Plan Section 6.10(a)(3) and inserting in lieu thereof the following:

     "(3) tuition, related educational fees, and room and board expenses for the next twelve (12) months of post-secondary education for the Member, his Spouse, or dependents;"

     IN WITNESS WHEREOF, this First Amendment, having been approved by the Board of Directors of Cone Mills Corporation at a meeting duly held on May 9, 1995, is signed by the Secretary of the Corporation on the 19th day of May, 1995.


                         CONE MILLS CORPORATION


                         By:   /s/ Terry L. Weatherford
                         Title:  Vice President and Secretary